SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            BAYONNE BANCSHARES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   00033620R1
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                                 (CUSIP Number)

                                                         with a copy to:
Michael Lowenstein                                   Eli S. Goldberg, Esq.
500 Park Avenue                                      Lowenstein, Sandler, Kohl,
Fifth Floor                                            Fisher & Boylan, P.A.
New York, New York 10022                             65 Livingston Avenue
(212) 378-0879                                       Roseland, New Jersey 07068
                                                     (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 22, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above
   Persons):  Michael Lowenstein

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2) Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)  Not
         (b)  Applicable

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3) SEC Use Only

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4) Source of Funds (See Instructions):    WC

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5) Check if Disclosure of Legal Proceedings is Required Pursuant
   to Items 2(d) or 2(e):          Not Applicable

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6) Citizenship or Place of Organization:  United States

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Number of Shares             7)       Sole Voting Power:               431,151*
Beneficially Owned by Each
Reporting Person With:       8)       Shared Voting Power:                0

                             9)       Sole Dispositive Power:          431,151*

                            10)     Shared Dispositive Power:              0
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11) Aggregate Amount Beneficially Owned by Each Reporting Person:      431,151*

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions):  Not Applicable

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13) Percent of Class Represented by Amount in Row (11):  4.8%*

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14) Type of Reporting Person (See Instructions):         IA, IN

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* 334,362 shares (3.7%) of Bayonne  Bancshares,  Inc.  common stock are owned by
Tyndall Partners, L.P., a Delaware limited partnership. 24,344 shares (0.3%) of Bayonne Bancshares, Inc. common stock are owned by Madison Avenue Partners,
L.P.,  a  Delaware  limited   partnership.   67,166  shares  (0.7%)  of  Bayonne
Bancshares, Inc. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 5,279 shares(0.1%) of Bayonne Bancshares, Inc. common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands. Michael Lowenstein possesses the exclusive discretion and authority over the voting and disposition of all shares of capital stock of Bayonne Bancshares, Inc. owned by each of Tyndall Partners, L.P., Madison Avenue Partners, L.P., Tyndall Institutional Partners, L.P. and Halo International, Ltd., respectively. In addition, 93,856 shares (1.0%) of Bayonne Bancshares, Inc. common stock are owned individually by Jeffrey S. Halis, a general partner of Halo Capital Partners, L.P., and a member of Jemi Management, L.L.C. Michael Lowenstein does not possess any voting or investment control over the shares of Bayonne Bancshares, Inc. owned individually by Jeffrey Halis. Michael Lowenstein disclaims any interest in any shares of Bayonne Bancshares, Inc. individually owned by Jeffrey Halis. See Item 5 for further information on the computation of percentages set forth herein.

Item 1.    Security and Issuer.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Bayonne Bancshares, Inc., a Delaware corporation with principal executive offices located at 568 Broadway, Bayonne, New Jersey 07002.

Item 2.    Identity and Background.

     The person  filing this  statement is Michael  Lowenstein,  whose  business address is 500 Park Avenue, Fifth Floor, New York, New York 10022. Mr. Lowenstein serves as a general partner of Halo Capital Partners, L.P., Delaware limited partnership ("Halo") and as a member of Jemi Management, L.L.C., a New York limited liability company ("Jemi"). Halo serves as the sole general partner of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., each of which are Delaware limited partnerships having their principal executive offices located at 500 Park Avenue, Fifth Floor, New York, New York 10022. Jemi serves as the investment manager for Halo International, Ltd., a company organized under the laws of the Cayman Islands, having its principal executive offices located at Butterfield Fund Managers (Guernsy) Limited, Post Office Box 211, Butterfield House, The Grange, St. Peter Port, Guernsey, Channel Islands, GY1 3NQ. Each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., Halo International, Ltd., and Michael Lowenstein are engaged in the investment in personal property of all kinds, including, but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Lowenstein has never been convicted in any criminal proceeding, nor has he been party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Lowenstein is a citizen of the United States.

Item 3.  Source and Amount of Funds or  Other  Consideration.

     All funds used to purchase shares of common stock of Bayonne Bancshares, Inc., on behalf of Tyndall Partners, L.P. come directly from the net assets of Tyndall Partners, L.P. All funds used to purchase shares of common stock of Bayonne Bancshares, Inc., on behalf of Tyndall Institutional Partners, L.P. come directly from the net assets of Tyndall Institutional Partners, L.P. All funds used to purchase shares of common stock of Bayonne Bancshares, Inc. on behalf of Madison Avenue Partners, L.P. come directly from the net assets of Madison Avenue Partners, L.P. All funds used to purchase shares of common stock of Bayonne Bancshares, Inc., on behalf of Halo International, Ltd. come directly from the net assets of Halo International, Ltd.

Item 4. Purpose of Transaction.

     The ownership of the shares of the Common Stock referred to in Item 5 is solely for investment purposes on behalf of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd., respectively. Michael Lowenstein has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in  Securities  of the Issuer.

     Based upon the information provided by Bayonne Bancshares, Inc., on August 22, 1997, there were issued and outstanding 8,991,079 shares of the Common Stock. As of August 22, 1997, (i) Tyndall Partners, L.P. owned 334,362 of such shares, or 3.7% of those outstanding, (ii) Madison Avenue Partners, L.P. owned 24,344 of such shares, or 0.3% of those outstanding, (iii) Tyndall Institutional Partners, L.P. owned 67,166 of such shares, or 0.7% of those outstanding; and
(iv) Halo International, Ltd. owned 5,279 of such shares, or 0.1% of those outstanding.1 Michael Lowenstein possesses sole power to vote and direct the disposition of all shares of Bayonne Bancshares, Inc. common stock owned by each of Tyndall Partners, L.P., Madison Avenue Partners, L.P., Tyndall Institutional Partners, L.P. and Halo International, Ltd. There were no transactions by any of Tyndall Partners, L.P., Madison Avenue Partners, L.P., Tyndall Institutional partners, L.P., and Halo International, Ltd., in shares of Bayonne Bancshares, Inc. Common Stock during the past sixty days other than the acquisition of the shares as described in this Item 5 pursuant to the Plan of Conversion and Agreement and Plan of Reorganization by and among Bayonne Bancshares, Inc., Bayonne Bancshares, M.H.C. and First Savings Bank of New Jersey, SLA.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.


     No contracts, arrangements, understandings or similar relationships exist with respect to the shares of Common Stock of Bayonne Bancshares, Inc., between Michael Lowenstein and any person or entity.

Item 7.  Material to be filed as exhibits.

                  Not Applicable.

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1  In addition, Jeffrey Halis, a general partner of Halo Capital Partners, L.P., and a member of Jemi Management, L.L.C., individually owned 93,856 shares of Bayonne Bancshares, Inc., or 1.0% of those outstanding. Michael Lowenstein
   disclaims  any  interest  in  any  shares  of  Bayonne   Bancshares,   Inc.,
   individually owned by Jeffrey Halis.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                     September 5, 1997


                                     /s/ Michael Lowenstein
                                     Michael  Lowenstein,  as a general  partner
                                     of Halo Capital Partners, L.P., the general
                                     partner of each of Tyndall Partners,  L.P.,
                                     Madison Avenue Partners, L.P.,  and Tyndall
                                     Institutional Partners, L.P.


                                     /s/ Michael Lowenstein
                                     Michael  Lowenstein,   as  a member of Jemi
                                     Management, L.L.C., the Investment  Manager
                                     for Halo International, Ltd.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).